Filed by ViroLogic, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: ACLARA BioSciences, Inc.

Commission File No. 000-29975

In connection with the merger, ViroLogic, Inc. (“ViroLogic”) will file with the Securities and Exchange Commission a registration statement on Form S-4. The registration statement will include a joint proxy statement of ACLARA BioSciences, Inc. (“ACLARA”) and ViroLogic for a meeting of ACLARA’s stockholders to consider and vote upon the proposed merger and for a meeting of ViroLogic’s stockholders to consider and vote upon the issuance of shares of ViroLogic in the proposed merger and an amendment to ViroLogic’s certificate of incorporation. The registration statement will also serve as a prospectus of ViroLogic with respect to the shares and contingent value rights of ViroLogic to be distributed to stockholders of ACLARA pursuant to the merger.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT VIROLOGIC, ACLARA, THE MERGER AND RELATED MATTERS.

Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by the companies at the SEC’s web site at http://www.sec.gov.

In addition to the joint proxy statement/prospectus, both ViroLogic and ACLARA file annual, quarterly and special reports, proxy statements, registration statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by ViroLogic or ACLARA at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. ViroLogic’s and ACLARA’s filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

ViroLogic, ACLARA and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of ViroLogic and ACLARA with respect to the transactions contemplated by the merger agreement. A description of any interests that ViroLogic’s or ACLARA’s directors and executive officers have in the proposed merger will be available in the joint proxy statement/prospectus. Information regarding ViroLogic’s officers and directors is included in ViroLogic’s 10-K/A filed with the Securities and Exchange Commission on April 23, 2004. Information regarding ACLARA’s officers and directors is included in ACLARA’s 10-K/A filed with the Securities and Exchange Commission on April 29, 2004.

Certain statements in the presentation below state beliefs and make projections and other forward-looking statements regarding future events and the future financial performance of both ViroLogic and ACLARA, including statements relating to revenue growth, expectations of testing products and actions designed to continue the growth of patient testing revenue, anticipation of cash resources upon the completion of the merger, the ability of the combined companies to create a leader in molecular diagnostics for personalized medicine in oncology and infectious disease, the size of the oncology testing opportunity and the approval of new targeted therapeutics requiring individual patient testing, and the timing of completion and the likelihood of stockholder approval of the merger. Investors and security holders are cautioned that such statements are just predictions and subject to risks and uncertainties and other factors that may cause actual events or results to differ materially. These risks and uncertainties include, but are not limited to: risks related to the inability to obtain, or meet conditions imposed for, governmental and other approvals of the merger, including approval by stockholders of the companies; the risk that the ViroLogic and ACLARA businesses will not be integrated successfully; risks related to any uncertainty surrounding the merger, and the costs related to the merger; the risks that the companies’ products may not perform in the same manner as indicated in the presentation; whether the combined company successfully conducts clinical trials and successfully introduces new products; risks related to the commercialization of ACLARA’s eTag assay system; risks related to the implementation of ViroLogic’s distribution agreement with Quest; whether others introduce competitive products; the risk that the combined company’s products for patient testing may not continue to be accepted or that increased demand from drug development partners may not develop as anticipated; the risk that the combined company may not continue to realize anticipated benefits from its cost-cutting measures; the timing of pharmaceutical company clinical trials; whether payors will authorize reimbursement for its products; whether the FDA or any other agency will decide to regulate the combined company’s products or services; whether the combined company will encounter problems or delays in automating its processes; whether intellectual property underlying the ViroLogic’s PhenoSense technology and ACLARA’s eTag System is adequate; the ultimate validity and enforceability of the companies’ patent applications and patents; the possible infringement of the intellectual property of others and whether licenses to third party technology will be available; and whether the combined company is able to build brand loyalty and expand revenues. Investors and security holders are referred to ViroLogic’s and ACLARA’s publicly filed SEC disclosure documents, including their most recently filed Forms 10-Q, for a detailed description of the risk factors affecting their businesses and other important factors that could cause their actual results to differ materially from their projections and other forward-looking statements.

On June 17, 2004, ViroLogic and ACLARA conducted a presentation to certain investors. This presentation will be webcast beginning June 18, 2004. Attached is the transcript from the presentation:

* * * * *

ACLARA Biosciences Inc.

Moderator: Good morning, my name is Ron [Rea]. I’m with Needham’s Boston office. Back on June 1st there was an announcement made where ViroLogic purchased ACLARA for $200 million. I believe it was mostly stock; there was a little cash. ViroLogic markets products to test patients with HIV, and help drug companies develop new drugs for HIV and hepatitis. And ACLARA has developed a product called eTag System aimed at testing biopsy samples of patients’ tumors among other things. Gives ViroLogic $75 million in cash; the name will be ViroLogic, at least for now I guess.

Today we have the CEOs of both companies; Tom Klopack of ACLARA, and Bill Young of ViroLogic.

Bill Young: Thank you, Ron, good morning everyone. As Ron said we did a couple of weeks ago announce a merger of the two companies, and what I’d like to take you through today is a discussion of why we actually did that merger; what the logic of it is; and, what we’ve now created with a combination of the two companies.

So in ViroLogic, if you don’t follow us, we are a leader here in infectious disease testing. We were incorporated about 1995, so we’re about a nine year old company. We have developed a commercial and operational infrastructure including sales force. We have a growing revenue base, and we have probably 70-some relationships with pharma and biotech companies using our technologies to develop drugs. So that’s our current business in HIV resistance testing.

In ACLARA we joined with a company who’s developed a very exciting technology with lots of applications, but I think the primary one we’re interested in is in the area of oncology. And we’ll take you through a discussion of how the technology works; what we think we’re going to apply it to; and why now in oncology for individualized medicine is the time. And also we’ve got in the combined company financial strength that the combined company will enjoy. So that’s the rationale for the merger. The other thing that we get, we have about 40,000 new HIV patients a year, in the current market about half a million patients in the US being treated. But in cancer the market is considerably larger, and the opportunity is considerably larger. Something like one million solid tumor cases are diagnosed each and every year. So there’s a tremendous opportunity there, and we’ll take you through a little bit about why these technologies are needed, and what the impact of them will be.

So the whole idea here is to leverage ViroLogic’s existing infrastructure in taking a product from research all the way through to commercial use. We’ll capitalize on the advent of personalized medicine in cancer, or the need for it and develop many products in the area of cancer. And continue to develop our businesses in viral disease. So it’ll be a twin focus for the company.

Now thinking a little bit about HIV therapy, and the way the disease is treated. For some years now patients are treated with multiple drugs which all have the intent of suppressing the virus below detectable levels, and turned what was a fatal disease into a chronic disease. These drugs all have very specific targets in the virus, and where ViroLogic’s technology comes in is that when patients fail, which is frequently, virus develops resistance against one or more of the drugs. The physician is faced with making a decision about which drugs to switch to, and which ones are likely to be effective. And ViroLogic’s technology, in essence, tells the physician in a number of different ways what effective drugs that remain unused in the patient are likely to be so the patient can be changed in therapy and moved on.

The testing has facilitated this combination of approach and allowed patients to go many, many years on therapy saving all the available drugs as long as possible so that patients can continue being treated in a chronic way. Now that testing approach is going to play out in cancer using the eTag System, and we’ll tell you why that is. And the intent here is to create an industry leader in personalized medicine in both virology and oncology.

Again, ViroLogic has product development; we’ve — I have a number of products on the market, and I’ll show you a little bit about those. We have in-house a CLIA lab, which has taken a few years to get right, that we operate in South San Francisco with all the appropriate computer control systems, and quality systems, and trained staff etcetera.

We have a sales and marketing force that directly works with physicians so this is a little bit unusual in the diagnostics business. This is a physician-oriented sales and marketing program. Most of our sales reps come from the HIV drug side of the business, and work directly with physicians, working with them on how to use the technologies that ViroLogic provides. As a result of that, we’ve learned about how you take molecular medicine and translate it in a way that physicians can use and understand. And obviously we’ve done a lot of work to get our products reimbursed in the healthcare system, and get paid so that the great work that we do can continue.

We actually have three basic products that we market, and I just want to highlight those quickly for you but there’s a phenotypic product, that these are all the result of modern molecular biology but allows us to directly measure drug resistance. A genotypic product that provides the mutations, specific mutations that relate to drug resistance; a combination of those two PhenosenseGT, that’s the most comprehensive piece of data that physicians can have, and actually our most popular product. Just a thing to note here is these products are all priced from $500 to $1,200, and you know we’ve been successful in getting reimbursed for those. So they’re a lot of value in these products for physicians.

And lastly a new measure, replication capacity, this is a measure of the fitness of the virus, if you will, and what we’re seeing here in clinical studies is how it correlates with outcome. So the lower the fitness of the virus, the more time it takes to progress to AIDS, and vice versa. And it will be used, and is being used as a marker by physicians to help manage their patients.

On the drug development side of the business which is also a significant revenue generator for us, it’s very healthy right now in HIV. There are some 60 compounds in development; there are already 19 approved drugs on the market, and 60 more in development. About a third of those in Phase III, Phase I, II, so they’re in the clinic. And also about a third aimed at new targets around the whole mechanism of the virus entry into the cell. And there’s only one approved drug now, from Fusion that makes use of these targets but many more in development. So I think what we’re seeing here is a fairly robust pipeline and that’s good for our business, because our technologies, both the ones that we market to patients, and also the technologies that we have in-house that aren’t yet available for patients, are used in our drug development business.

In cancer as I said, there’s a large growing market. Over a million new solid tumor cases each year. But right now there’s a budding problem, and if you went to ASCO or followed some of the talk that was going on down there, there are five drugs that have been approved that have very specific targets, but the issue — and those drugs are very effective, but they’re effective on a small percentage of the patients, 5, 10, 20%. And the question with the targeted drugs are, which patients are appropriate for therapy, and how do we pick them. And physicians are asking the question; we don’t have a way of picking patients to use on these drugs. And all of these drugs are incredibly expensive so the biotech industry has set standards in the price of these drugs; they’re very expensive. Many potentially would be used in combination. There are many more in development but there’s a basic dilemma as to how we’re going to use these drugs. And I think there are a lot of stakeholders concerned about that. This is where we come in with the eTag System. It is a technology that has the capability of helping making that decision for physicians or at least provide data for it.

So with that, let me introduce Tom Klopack, CEO of ACLARA to take it to the next step.

Tom Klopack: Thanks, Bill. I think Bill’s done a good job of outlining the problem, and this is again, very similar to what we saw go on in HIV over the last five years. We’ve been marketing the eTag System as preset assays to pharma and biotech over the last two and half years for research purposes. Over the last year and a half we’ve started working with specific pharma and biotech companies on cancer drug development programs, helping move those products through the clinic. And in doing that we started to see interest from oncologists primarily, who wanted to have specific patient testing done because we have the capability to do that. And the reason that we were getting that input was because there are now five approved target therapies; there’s probably going to be six by the end of the year with Tarceva coming on board. As Bill said, these work in a very small quantity of patients, and when you have a deadly disease like cancer you don’t have time to serially march through a set of therapies to figure out which one works best on you. At 10% effectiveness, the doctors don’t prescribe these until the last possible moment, till everything fails. Because they are just not high enough efficacy in the general population, it’s too high a dice roll. And these are very expensive medications. Erbitux now I think is priced at $40,000 a treatment, so this is a big problem that is looming.

There is another 20 or so drugs in the pipeline that are going to come out after these five, and also Tarceva. Also, worth noting, is that of the five approved, three of them work in the EGFR family of receptors. That is an important point because it started to focus our research and really set the stage for the first product introduction. And as you can see, there is a huge amount of press about the difficulties in working with these drugs, the promise of these drugs, the use of diagnostics in targeting these drugs, particularly after ASCO, which was just a week ago.

So, as we have been saying the problem with the targeted drugs, to make this very plain is that if ten patients are presented with cancer and they are given the drug one or two actually benefits. The good news is those one or two that benefit, benefit in some cases dramatically. The unfortunate part of it is, as we have heard from many doctors, they talk about patients that are at death’s door they are given a targeted drug as a last resort and they live another year and a half. And what the doctors says is: I wish I had known – I would have given that patient a targeted medication much earlier in the process and the patient would still be alive.

So what we are talking about here is not denying treatment to patients; we are really talking about enhancing treatment by moving up from really stage 3 treatment, into stage 2, or stage 1 treatment using targeted therapies on a group that can benefit from those. If we leave aside patient treatment and just look at the issue going on in pharma right now, there are over 100 drugs right now in various stages of targeted therapies in the clinic. The difficulty is that there aren’t enough clinical patients to test all of these. Certainly, targeted drugs that have very low efficacy need relatively large trials.

Some data presented by Art Levinson from Genentech is shown here. You can see that this is with Herceptin using their Hercept test about five years ago. Bill was intimately involved in this when he was at Genentech. Using a targeted diagnostic that frankly is not very effective yielded a relatively reasonable Phase 3 study, with a reasonable follow-up, and expedited approval. They did an interesting thing, they went back and calculated without the diagnostic what would it have taken to get the drug approved. It would have taken a Phase 3 trial that was more than five times larger, not cleared with that response rate that the drug would have been approved. And this is exactly the profile that you are seeing now with the new targeted therapies. So, we got into this because we saw a significant opportunity working with large pharmas, and the driver behind getting together with ViroLogic was the additional ability to go after a market selling directly to doctors.

We have an animation here that shows how exactly this technology works and this has worked the last 40 times we’ve shown it and now suddenly its — as all great experiments do it’s not working now. What we do with eTags is a little different. What we do with eTags is we actually measure the functional pathways, and let me explain how we do that in the HER family. If we have a HER2, and a HER3 protein dimers, when they are activated they dimerize. That dimerization causes phosphorylation and actually sets off the signaling pathway inside the cell. That signaling pathway is what the drug blocks, and understanding when a patient has that signaling pathway turned on is the important thing. So in this case we measure this by bringing in specific antibodies labeled with our eTags, which are small bright fluorescent molecules. We can label various parts of the proteins and we also bring in a scissors element that is specific to one or the other of the proteins. We set that chemical scissors element off with a burst of light and that chemical scissors only clicks off the eTags that are associated with that molecular interaction. Those eTags are then free in solution, and because they’re the smallest, brightest molecules in the mixture, we can separate them on a CE instrument, capillary electrophoresis, and because this works so sensitively we can do this on formalin-fixed, paraffin-embedded tissue slides, which is a sample format that’s common in the industry. We put a bit of that lysate in a 96 well plate, we feed it into a capillary electrophoresis instrument. There’s 10,000 of these instruments through the world, so we don’t need to be in the instrument business, and we get a very exquisite read out of, not just the fact that we detected the protein, but the quantity of protein we’ve detected. And it’s incredibly sensitive because we pull out the signal from the noise.

The animation I’ve just gone through, this is being webcast, the people on the webcast should be able to see this on the ACLARA.com website. So, what exactly do we get from doing this. Aside from the fact that — now I can’t get to the stop line. So, it’ll play again, you’ll get a chance to see while I talk. What we get from this is a very sensitive assay that allows us to work in very specific formats, formalin-fixed, paraffin embedded. It allows us to see the receptor complex formation and protein complex formation, unlike other competing technologies that only allow you to see simple protein expression. The difficulty in simple protein expression is that you need protein expression to cause pathways to get activated, but by themselves they don’t indicate pathway activation. The pathway activation is really a series of protein-protein interactions, marched down into the cell. And by measuring, specifically, the protein targets the drug acts on, we’re literally looking for exactly the targets that the drug manufacturers used when they developed the drugs, versus looking at some surrogate like, gene expression or SNPs or some other less than directly related opportunity. And, again, since we’re doing this, let me, I think one of the distinguishing factors here is that it is a quantitative measurement. So, unlike getting a, you know, a +2 or a +3 with an IHC method, you get a very particular quantitation, you get to do this with controls, and you separate out all the noise from the background. So, let’s try this again.

There we go. I think I just said this. We work with formalin-fixed, paraffin embedded tissue standard sample format. Although we identify simple protein markers, we can also identify protein complexes, which we think is the key indicator of the functional pathways. We are scaleable in commercial labs, that’s the reason we got together with ViroLogic, quite quantitative, and because its direct functional pathway measurement, we’re not — we don’t rely on statistical surrogate relationships. If you compare that to other methods being used, IHC is the basis of the Dako test for example, those are not quantitative, they don’t identify protein complexes, they don’t look at functional pathways. In fact, none of the other methods look at functional pathways. There’s very few protein methods that are currently available that are lab friendly, there’s a lot of gene work going on, obviously, you hear about that all the time. The gene work is all statistical relationships, primarily because ten years from now that’ll be very effective, we just don’t understand the biology well enough to make the relationship in complex diseases between gene expression and protein pathways.

We’ve now done hundreds of thousands of cell samples on this and as I said, this is a system that’s been in operation in the marketplace for the last 2.5 years. We’ve been focusing on cancer research for the last year and a half. We’ve done a huge amount of cell work in xenograph work, we are now just beginning to do human work. This is some data we presented at ASCO we had thirteen blinded breast tumor samples from patients that were all Dako 3+, which means they were all candidates for Herceptin, and in fact, received a round of Herceptin treatment, after receiving chemo. The patients — this was in an enriched group, in which there were nine responders — we received the samples blind. We were able to show that we could predict 100% who would respond to Herceptin and, obviously, the 100% remaining that did not respond. In addition, we were — what was surprising with this, was that by looking at the pathways activated, we were able to differentiate between people who responded strongly; because the pathway that was activated was fairly unique and responders, versus other patients that responded less strongly with stable disease because, even though they had responded to Herceptin they had other pathways in the EGFR family that were also activated, that Herceptin didn’t shut down. Potentially, patients that would be available for a cocktail approach.

This is a very complex slide, only meant to show two things. These are very complex protein pathways we’ve developed assays for most of the proteins and protein interactions that you see in these pathways. And, secondly, in small dark print, what you see is a lot of drugs that are focused on this EGFR pathway and other targets in the downstream pieces of the pathway. So, there’s a lot of opportunity, we think, for patient care and a lot of new drugs that’ll be out there. Difficulty is, how do you prescribe the drugs? So, we think there’s a very large market opportunity. In fact, we think the market opportunity for an EGFR panel, that just looks at the receptors in EGFR is approximately $1 billion a year. We think there’s multiple billion dollar markets in looking at subsets, or multiples of other panels that can be developed, that involve functional pathways and drugs that are coming out in the marketplace. This, again, is very analogous to HIV, where there’s now close to twenty drugs that proved more in the pipeline, and the difficulty there is how do you prescribe the right cocktail for which patient based on their biology? Exactly the same thing and the driver behind working with ViroLogic.

We also think there’s an opportunity for specific cancer drug combinations and FDA approved kits. So, our first product will be a test panel for EGFR. We already have the assays in use in drug development and research. We are now obtaining clinical outcome data on our own nickel and we’re doing CLIA patient testing format, under development in the ViroLogic labs. Next products will be test panels for other major receptor families, and we’re actively working Pharma collaborations, we’ve been working, and continue to work, as we bring our personnel over under the ViroLogic management structure.

So, let me turn this back over to Bill, to talk about the business.

BILL So, just briefly, to finish up. Thanks, Tom. ViroLogic, on its own, has growing revenues over the past years. First products were really introduced at the end of ‘99, so about 30, a little over 30 million last year and in the 40’s this year. We will have a synergies, financial synergies from merging the two companies. We’re both public companies, so we only have to bear the costs of one public company. We’re consolidating facilities from ACARLA’s Mountain View, California facility to South San Francisco, where Virologic is located, and obviously, we’ll combine the G&A, etc. We’ll have about 240 employees after the merger and about $75 million in cash after the merger transaction costs and integration costs. We will have a business that will have at least four opportunities for revenue streams; in viral disease, both pharma and patient testing, and the same for oncology, so those will be our two areas of focus.

ViroLogic already has quite a few customers in drug development activities and these are some of them. You may know that Pfizer is an equity investor in ViroLogic having made that investment back in 2002 with an interest in supporting its pretty extensive program in HIV drug development. So we will have a lot of overlapping customers who are also quite excited about the fact that we will have a cancer technology that they can use.

Here are ACLARA’s current partners and customers, and you can see that there is overlap there. In terms of management we will be bringing the key scientists from ACLARA to ViroLogic, [Sharat Singh] who is the inventor of the technology will bring his technical team up to South San Francisco. Alf Merriweather will join us as CFO, and Mike Dunn as the Chief Business Officer, from ACLARA. We will have actually quite a strong management team with a lot of bio-tech and pharma experience to continue to drive this business forward.

In terms of the actual deal terms, it’s 1.7 shares of ViroLogic per share of ACLARA, plus a contingent value right which will be registered and tradable and those will pay out in cash 12 months after the closing of the merger, depending upon ViroLogic’s stock price. So, if stock price is above $2.90 they will paying out zero, and if the stock price is below $2.40 they will pay out $0.50 cents per CVR, so that’s the extra cash component for the deal.

Just in closing this is really the time for personalized medicine in oncology, I believe. Critically ill patients are going to benefit because you will get more effective drugs sooner. Physicians will like it because they will have more guidance on how to prescribe therapy and treat their patients. Drug companies are going to like it because clinical trials will faster, and more efficient, and more likely to be positive. The drugs themselves can be used more readily in populations to which they are appropriate, and payers are going to like it because they are looking at a pretty steep bill for the combination targeted therapies that are on the horizon for oncology. All these things I think are coming together now. ViroLogic has a successful model in HIV, we will take that right to oncology and create a leader in personalized medicine and that is the objective.

Thanks for your attention this morning, and I think we are going to go to a break out session right after this.

Moderator: Thank you.